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                               [AURORA LETTERHEAD]



March 23, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:  Aurora Biosciences Corporation
     Registration Statement on Form S-3 (No. 333-32764)
     Application for Withdrawal under Rule 477

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement. This application is made on the grounds that based on current market conditions, the undersigned registrant has determined that it is not advisable at this time to proceed with the proposed offering.

If you should have any questions regarding this application, please contact the undersigned at (858) 404-6613 or Thomas A. Coll of Cooley Godward LLP at (858) 550-6013.

Sincerely,

AURORA BIOSCIENCES CORPORATION



/s/ Stuart J.M. Collinson
Stuart J.M. Collinson
Chairman, CEO and President




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